CONNER & WINTERS

TULSA

Henry G. Will
Joseph J. McCain, Jr.
Lynnwood R. Moore, Jr.
Robert A. Curry
Steven W. McGrath
D. Richard Funk
Randolph L. Jones, Jr.
J. Ronald Petrikin
Larry B. Lipe
James E. Green, Jr.
Martin R. Wing
John W. Ingraham
Andrew R. Turner
Gentra Abbey Sorem
R. Kevin Redwine
Tony W. Haynie
Bruce W. Freeman
David R. Cordell
John N. Hove
C. Raymond Patton, Jr.
Paul E. Braden
Robert J. Melgaard
P. Scott Hathaway
Lawrence A. Hall
Timothy T. Trump
Mark E. Dreyer

Nancy E. Vaughn
Gregory D. Renberg
Mark D. Berman
Katherine G. Coyle
Beverly K. Smith
Melodie Freeman-Burney
R. Richard Love, III
Robert D. James
Stephen R. Ward
Jeffrey R. Schoborg
Anne B. Sublett
J. Ryan Sacra
Jason S. Taylor
Katy Day Inhofe
Julia Forrester-Sellers
Melinda L. Kirk
P. Bradley Bendure
Kathryn J. Kindell
Amy M. Santee
Cara M. Hair
Alissa A. Hurley
Heather Holt Bilderback
Debra R. Stockton
Shelley L. Carter
Jed W. Isbell
Travis L. Wright

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP
3700 First Place Tower
15 East Fifth Street
Tulsa, Oklahoma 74103-4344
918-586-5711
Fax 918-586-8982
www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

William G. von Glahn
Bob F. McCoy
John E. Barry
James R. Ryan
Russell H. Harbaugh, Jr.
David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn
John W. Funk
Jared D. Giddens
Kiran A. Phansalkar
Victor F. Albert
Mitchell D. Blackburn
Mark H. Bennett
Bryan J. Wells
Laura McCasland Holbrook
John E. Gatliff II
J. Dillon Curran
William M. Lewis

Peter B. Bradford
Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*
Greg S. Scharlau
Terri Dill Chadick
Vicki Bronson

Todd P. Lewis*
P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*
Donn C. Meindertsma*

Henry Rose*
Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner
    1879-1963
John M. Winters, Jr.
    1901-1989

*  Not Admitted in Oklahoma

November 18, 2005

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Form S-3 filed October 7, 2005
File No. 333-128893

Form 10-K for year ended December 31, 2004
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 0-23256

Dear Ms. Garnett:

In connection with your review of the captioned filings, we offer the following responses to the comments and requests contained in your November 4, 2005 letter to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter. Finally, in

Karen J. Garnett, Assistant Director

November 18, 2005

response to your comments to the Company’s annual report on Form 10-K for the year ended December 31, 2004, we have included the changes and additions that the Company proposes to make in an amendment to that report to be filed on Form 10-K/A. That Form 10-K/A will be filed after receiving confirmation from you that the Company has adequately addressed your comments.

Form S-3

Where You Can Find More Information, page 2

1.	Please revise to disclose the new address for the SEC Public Reference Room: 100 F Street, N.E., Washington D.C. 20549.

Page 2 of the prospectus has been revised to disclose the new address.

2.	Please revise to specifically include your Form 8-K filed on October 21, 2005 and October 26, 2005, and any additional reports filed prior to the effective date of the registration statement.

Page 3 of the prospectus has been revised to include the Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2005. The Forms 8-K you reference report events under Item 7.01 and are not being incorporated by reference because they were “furnished” and not “filed.” The Company does intend to file an amendment to its annual report on Form 10-K to respond to your comments regarding it. There will be a specific reference to that Form 10-K/A once it is filed.

Summary

Business Strategy, page 5

3.	Refer to the fourth paragraph under this heading. The second sentence states that you expect to fund capital expenditures in part from the disposition of hotels. Disclosure on page 6, however, states that you do not currently plan to sell any Jameson Inns this year. Please revise to reconcile this apparent discrepancy. Also, if you do intend to sell hotels in the next 12 months, please identify those hotels. In this regard, we note that you currently have four Inns held-for-sale.

The two statements you refer to do not constitute a discrepancy. The disclosure on page 6 refers to hotels bearing the Jameson Inn brand as opposed to hotels operating as Signature Inns. This is clear from the paragraph immediately preceding the paragraph on page 6 which begins with the sentence, “We have decided to sell some of the Signature Inns rather than convert them to Jameson Inns.” The Company does not currently plan to sell any of its Jameson Inns, but at the time of the filing of the registration statement, it did, as noted on page 6, have four Signature Inns held-for-sale. Subsequently, the Company decided to remove two of the four Signature Inns previously classified as held-for-sale. This is disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2005. Page 6 of the prospectus has been revised to state that two Signature Inns are held-for-sale and to list the locations of those properties.

4.	Please revise to disclose the number of Signature Inns you expect to convert based on your 2005 capital budget. Disclose when you expect to complete those conversions and the estimated expense allowed for those conversions in your budget.

As stated on page 5 of the prospectus, the Company intends to begin converting four additional Signature Inns before December 31, 2005. This discussion has been clarified to state the total number of Signature Inns which are to be converted and when they should all be completed.

Karen J. Garnett, Assistant Director

November 18, 2005

5.	We note that your description of marketing efforts does not discuss your recently adopted stock rewards program. Please tell us why you believe this is not a significant component of your marketing plans or revise to include disclosure about the program, including the impact of the program on your results of operations and existing stockholders.

As was discussed in the telephone conversation between Jeff Shady and Lynn Moore, the Jameson Stock Awards program was not discussed in any detail in the prospectus because it was not clear that such a discussion would not violate the restrictions of Rule 134. As a result of the rule changes that will go into effect on December 1, 2005, we believe that such a discussion may now be included. Thus, there have been references to this program added at pages 4 and 6 of the prospectus.

Risk Factors, page 7

Risks Relating to our Business, page 8

Our hotel refurbishment and rebranding for our Signature Inns may be more costly than we anticipate, page 8

6.	To give depth to your disclosure, please revise your risk factor to indicate if you had any cost overruns with your recently renovated properties. If so, quantify the overrun. We note, for example, that disclosure in your 10-K and your first quarter 10-Q indicates that you expect to spend approximately $14 million during 2005 on refurbishment, renovation and conversion projects. Similar disclosure in the S-3 and in the second quarter 10-Q indicate that this amount has risen to $19 million for 2005.

During second quarter of 2005, the Company increased its 2005 capital budget to $19 million to include additional refurbishment, renovation and conversion projects that were not included in the original capital budget of $14 million. This increase included accelerating the commencement date (to the last quarter of 2005) for the conversion of four of the Signature Inns which originally were not to begin until 2006 and adding certain renovations and refurbishments of its Jameson Inn hotels that were not related to the conversion of the Signature Inns to Jameson Inns and not included in the original budget. The Company did not incur costs overruns on its conversion projects. The referenced risk factor has been revised to address this situation.

We have incurred a substantial amount of debt, and we may incur additional indebtedness in the future….page 8

7.	Please revise to quantify the amount of debt maturing in the next three years. Further, disclose whether you have any firm commitments in which you will incur additional debt. If so, quantify the amount.

This original discussion, which now appears on page 9 of the prospectus, clearly sets forth all of the debt of the Company that will be maturing in the next three years. A sentence has been added indicating that there are no firm commitments for additional debt at this time.

Our franchising program depends on third party owner/operators who may not fulfill their franchising obligations….page 9

8.	Please revise to indicate whether any of your franchisees is currently in default on its payments.

Page 9 of the prospectus has been revised to state that the Company is not aware of any defaults by franchisees in their agreements with the Company.

Karen J. Garnett, Assistant Director

November 18, 2005

We have common stock ownership limitations in our articles of incorporation….page 9

9.	Please revise to describe the ownership restrictions applicable to shares of your common stock.

Pages 9 and 10 of the prospectus have been revised to include a brief description of these ownership restrictions.

Our business is seasonal in nature, and we are likely to experience fluctuations….page 10

10.	Please revise to quantify the percentage of total revenues you earn in the months from April through September.

Page 10 of the prospectus has been revised to provide the average percentage of its total annual lodging revenues received by the Company during the period of April through September in the last three completed fiscal years.

We may experience material losses in excess of insurance coverage which could hurt our prospects for profitability, page 11

11.	Please disclose the value of your property and the maximum coverage on the insurance policy.

It is understood as a result of the telephone conversation between Jeff Shady and Lynn Moore that you want the Company to address the adequacy of its insurance coverage and are not requiring the Company to provide an estimate of the value of all of its properties. Page 11 of the prospectus has been revised to insert the amount of insurance coverage on the Company’s policy and to state that the Company believes this amount adequately covers its hotel properties at the present time.

We are subject to government regulations affecting the lodging industry….page 12

12.	Please revise to indicate whether all of your properties are currently in compliance with federal, state and local regulations including, but not limited to, the Americans with Disabilities Act.

At page 15 of the prospectus, the Company makes the statement that, “we have not been notified by any governmental authority and we have no other knowledge of any material noncompliance” in respect of environmental laws. A statement appears at page 15 of the Company’s Annual Report on Form 10-K filed for the year ended December 31, 2004 as follows:

“We believe that all existing Inns are substantially in compliance with these [ADA] requirements and we intend to construct future Inns in accordance with these requirements as well. We have engaged disabilities consultants at various times to make recommendations regarding compliance of the Inns with the ADA. These consultants submitted reports recommending a number of improvements for access to and use by disabled persons with respect to certain of the Inns in operation, and we have made these improvements. We have also incorporated the consultants’ recommendations into the construction of new Jameson Inns and plan to do so in the future.”

These disclosures are summarized by the sentence that has been added to page 12 of the prospectus at the end of this paragraph.

Karen J. Garnett, Assistant Director

November 18, 2005

The increasing use of third party travel websites by consumers may hurt our profitability, page 13

13.	Please revise to quantify the percentage of your total revenues that are derived from third party travel websites.

Page 13 of the prospectus has been revised to state that approximately 3% of total lodging revenues for 2004 and the first nine months of 2005 were derived from third party travel websites.

Selling Stockholders, page 16

14.	Please revise to briefly explain why you are registering more than 100% of the common stock underlying the convertible notes.

Page 16 of the prospectus has been revised to disclose why the Company is registering 110% of the common stock into which the notes may be converted at the initial conversion price. The convertible notes issued to the selling stockholders contain fairly standard anti-dilution and make whole protections for the holders. As a result, the conversion price of the notes could be decreased under the anti-dilution provisions or additional shares could be issued upon the occurrence of any merger or other change of control transaction occurring during the first three years after the issuance of the notes under the make-whole provisions. These are somewhat complicated provisions, the details of which do not seem to be of particular relevance to any readers of the prospectus since they would be acquiring shares of common stock and not the convertible notes.

15.	Please identify all selling stockholders that are broker-dealers or affiliates of broker-dealers. We note the disclosure in footnote (4) regarding Amatis Limited; however, the status of the other selling stockholders is not clear. With respect to Amatis Limited and any other selling stockholders that are affiliates of broker-dealers, please provide disclosure stating that:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

Also, please revise the section titled “Underwriters” to identify all selling stockholders that are broker dealers and clearly state that the selling stockholder is an underwriter.

The Company previously identified in footnotes 4, 8, 10 and 12 of the Selling Stockholder table the selling stockholders who are affiliates of broker-dealers. For clarification, a statement has been added to the introduction of this table to state that except as identified in the table, none of the selling stockholders is a broker-dealer or affiliate of a broker-dealer. Added to the prospectus is the disclosure that all selling stockholders who are affiliated with broker-dealers have purchased the convertible notes in the ordinary course of business and at the time of the purchase of the convertible notes, they had no agreements or understandings, directly or indirectly, with any person to distribute the convertible notes or shares of stock issuable upon conversion of the convertible notes. The fifth paragraph under “Plan of Distribution” on page 19 of the prospectus also states that the selling stockholders advised the Company that they “have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares . .”

The section titled “Underwriters” has not been revised because no selling stockholders are broker-dealers.

Karen J. Garnett, Assistant Director

November 18, 2005

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

16.	It appears from your disclosure that the Jameson Stock Awards program could have a material impact on future revenues if you apply EITF 01-9. Please revise to disclose the anticipated impact on future revenues as it relates to this program. Refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company has disclosed in its quarterly reports on Form 10-Q for the quarters ended June 30, and September 30, 2005, and will disclose in its Form 10-K/A for the year ended December 31, 2004, the effect on the Company’s revenues that the Jameson Stock Awards will have for financial reporting purposes. In this regard, you should review Footnote 3 to the financial statements on page 7 of the most recent 10-Q and the subsection captioned “Jameson Stock Awards” in the MD&A discussion on page 21 of that 10-Q. The following paragraph will be included in the MD&A discussion of the Form 10-K/A:

“Jameson Stock Awards

We have filed a registration statement with the Securities and Exchange Commission covering the proposed issuance of shares of our common stock pursuant to our proposed Jameson Stock Awards program. Under the Jameson Stock Awards program participants who qualify by staying in any of our hotels at least three nights during a twelve-month period would receive stock valued at ten percent of their room rate paid (excluding taxes and other charges). The stock will be issued monthly and is valued at the average of the closing prices of the stock on the Nasdaq National Market for the last five trading days of each month. In our financial statements, the amounts credited to the issuance of these shares will not be reflected as revenues in our statements of operations, but will be recorded as additions to our stockholders’ equity with respect to shares actually issued or issuable to qualified participants and as a liability with respect to shares which may be awarded in the future to participants who have not yet qualified.”

Footnote 3 to the financial statements in the third quarter 10-Q also quantifies this effect for the period from the time of the implementation of the Program on July 1 to the end of that quarter.

Comparison of the Year Ended December 31, 2004 to the Pro Forma Year Ended December 31, 2003, page 25

17.	Please explain why you had fewer rooms available to rent in 2004.

The Company had fewer rooms available in 2004 because it sold some of its properties. The Form 10-Q for the quarter ended September 30, 2005 clarifies this on page 15. The Form 10-K/A will add the following sentence in the first paragraph of the MD&A section captioned “Comparison of the Year Ended December 31, 2004 to the Pro Forma Year Ended December 31, 2003:

“During 2004, we sold four properties, resulting in a decrease of approximately 29,500 room nights available in the twelve months ended December 31, 2004. These four Inns were not classified as a component of discontinued operations because they were sold with franchise agreements.”

Karen J. Garnett, Assistant Director

November 18, 2005

18.	Please separately quantify the increase in general and administrative expenses attributed to each of higher payroll costs, professional fees, and start up costs associated with the stock awards program. Also, briefly explain the reasons for higher payroll costs and professional fees and whether the increases reflect a trend in your expenses.

In the Form 10-K/A, the following sentences will be substituted for the paragraph of the MD&A in which these costs and expenses are addressed:

“Our corporate general and administrative expenses increased approximately $1.7 million in 2004. The increase results primarily from an approximately $900,000 increase in payroll related costs, $300,000 increase in audit fees, $268,000 in costs related to the organization and launch of our Jameson Stock Awards program and $232,000 increase in other expenses. Payroll costs increased due to additional staffing, mainly in the marketing department, salary increases and bonus expense that exceeded those recorded in 2003. We expect to incur higher professional fees and expenses in 2005 related to our Sarbanes-Oxley compliance efforts and the launch of our Jameson Stock Awards program.”

EBITDA – Supplemental Non-GAAP Information, page 27

19.	Please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In its 10-Q report for the third quarter of 2005, the Company revised its computation of EBITDA to exclude preferred dividends, the lease termination charge, and the loss it incurred on the redemption of its preferred stock. This change will also be made in the Form 10-K/A. The presentations and tables appearing on pages 27 and 28 of the 10-K will be revised in the Form 10-K/A as set forth below. The Company believes that this computation and presentation of EBITDA by the Company conforms to the definition in FR-65.

EBITDA—Supplemental Non-GAAP Information

EBITDA is defined as income before interest expense, income tax expense, depreciation and amortization.

This information should not be considered as an alternative to any measure of performance as promulgated under U.S. generally accepted accounting principles (GAAP), nor should it be considered as an indicator of our overall financial performance. Our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

	Year Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Net loss attributable to common stockholders	$(34,106)	$(7,534)	$(5,932)
Depreciation(1)	13,902	17,601	19,728
Interest expense(1)	11,611	12,894	14,934

EBITDA	$(8,593)	$22,961	$28,730

The items listed below have not been included as adjustments in the above calculation of EBITDA:

Karen J. Garnett, Assistant Director

November 18, 2005

Gain on sale of property and equipment(1)	(802)	(59)	(568)
Early extinguishment of mortgage notes	66	211	62
Loss on impairment of real estate(1)	6,648	1,310	—
Stock based compensation expense	400	410	417
Straight line rent adjustment	102	—	—
Lease termination	8,954	—	—
Preferred dividends	4,372	6,669	6,668
Loss on redemption of preferred stock	15,955	—	—

	$35,695	$8,541	$6,579

(1)	Includes amounts related to discontinued operations.

We use EBITDA to measure the financial performance of our operations because it excludes interest, income taxes, and depreciation, which bear little or no relationship to hotel operating performance. EBITDA from continuing operations also excludes those items which relate to net loss from discontinued operations. By excluding interest expense, EBITDA measures financial performance irrespective of our capital structure or how we finance our hotel properties and operations. By excluding income taxes, EBITDA provides a basis for measuring the financial performance of our operations excluding factors that our hotel operating performance cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of our operations without regard to their historical cost. For all of these reasons, we believe that EBITDA and EBITDA from continuing operations provide information that is relevant and useful in evaluating our business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest paid on outstanding debt nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. EBITDA, as defined by us, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net loss/income (and in the case of EBITDA from continuing operations, to net loss/income from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net loss/income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

20.	We note that you consider EBITDA to be an indicator of operating performance because it can be used to measure your ability to service debt, fund capital expenditures, and expand your business. If you consider EBITDA to be both a performance and a liquidity measure as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management’s use of the non-GAAP financial measure. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The discussion of EBITDA in the Company’s third quarter 10-Q and the discussion above which will be included in its Form 10-K/A has been revised from prior presentations to eliminate any reference or implication that EBITDA is a measure of liquidity.

Liquidity and Capital Resources – Overview, page 28

Karen J. Garnett, Assistant Director

November 18, 2005

21.	Please revise to quantify the impact on your federal and state income tax obligations as a result of relinquishing your REIT status in 2004. If you believe these amounts were not material in 2004, or if the amounts were not known at the time you originally filed the 10-K, please tell us why.

The Company did not pay federal or state income taxes for the year ended December 31, 2004 because it incurred net losses for income tax purposes during 2004. The following sentence will be added to this discussion in the Form 10-K/A:

“We did not pay any federal or state income taxes for the year ended December 31, 2004 because we incurred losses for tax reporting purposes during 2004.”

22.	We note that your discussion of short-term liquidity needs does not include a reference to converting the Signature Inns to Jameson Inns. Instead, you have described this effort as a long-term liquidity need, which we interpret as more than 12 months from the end of your last fiscal year. Disclosure in the S-3, however, states that you converted three of the Signature Inns to Jameson Inns in the first six months of 2005. Please tell us why you believed this was not a short-term liquidity need at the time you filed the Form 10-K.

The costs of converting the Signature Inns to Jameson Inns represent both short-term and long-term liquidity needs. The paragraph on page 28 of the Form 10-K will be replaced by the the following paragraph in the Form 10-K/A:

“Our short-term liquidity needs include funds for operating expenses, interest and principal payments on our outstanding indebtedness and funds for capital expenditures, including the on-going conversions of Signature Inn hotels. We expect to meet our short-term liquidty requirements generally through net cash provided by operations, existing cash on hand and, if necessary, by drawing on our lines of credit.”

23.	Please expand the table on page 30 to also show the adjusted interest rate anticipated in 2005.

Since the interest rates for most of the debt listed on the table adjust on an annual basis based upon the prime rate, LIBOR or other indices in effect at the time of the adjustment, it is not possible to predict with any reasonable degree of accuracy what the adjusted interest rate for any future period will be.

Cash Flows From Operations, page 29

24.	Please revise your discussion of cash flows from operations to discuss the underlying drivers impacting the changes in working capital. Refer to SEC Release 33-8350.

The entire subsection captioned “Cash Flows from Operations” appearing on page 29 of the Form 10-K will be replaced in the Form 10-K/A to respond to this comment and will read as follows:

Cash Flows From Operating Activities

Cash flow from operating activities, which excludes the cash flow from discontinued operations, for the year ended December 31, 2004 totaled $18.4 million, compared to $15.3 million for the same period in 2003. Net income, after reconciling adjustments to net cash provided by operations (such as non-cash income statement impacts like depreciation and amortization, loss on impairment of real estate, early extinguishment of debt, lease termination costs and gain on disposal of property and equipment) totaled approximately $16.8 million. Working capital changes, including receivables, accruals, payables, and inventories, generated approximately $1.6 million of cash during 2004. This was predominantly due to an increase in accrued property taxes, accounts payable and accrued expenses as a result of timing differences, partially offset by a increase in accounts receivable, inventory and other receivables.

Karen J. Garnett, Assistant Director

November 18, 2005

Contractual Obligations, page 31

25.	Please revise your disclosure to include interest in your table or a discussion in the text. Refer to SEC Release 33-8350.

The Contractual Obligations table on page 31 will be revised in the Form 10-K/A to include interest. The following table will appear in the Form 10-K/A in place of the table appearing on page 31 of the Form 10-K:

Contractual Obligations

The table below summarizes our significant contractual obligations and commitments as of December 31, 2004:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 Years
Long-Term Debt Obligations(1)	$236,297,252	$60,157,337	$94,052,817	$29,647,615	$52,439,483
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	7,421,034	1,887,050	1,194,792	911,138	3,428,054
Purchase Obligations	—	—	—	—	—

Total	$243,718,286	$62,044,387	$95,247,609	$30,558,753	$55,867,537

(1)	Includes estimated principal and interest payments based on the stated interest rates in effect as of December 31, 2004.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

26.	Please tell us your basis in GAAP for the classification of your lease termination costs outside of income from operations or revise your presentation, as appropriate. Refer to paragraph 18 of SFAS 146.

The Company has revised the presentation of the consolidated statements of operations to include lease termination costs as part of income from operations. See Attachment A to this letter which is the F pages that will be included in the Form 10-K/A.

27.	Please tell us your basis in GAAP for the classification of the loss on impairment of real estate outside of income from operations or revise your presentation, as appropriate. Refer to paragraph 25 of SFAS 144.

The Company has revised the presentation of the consolidated statements of operations to include loss on impairment of real estate as part of income from operations. See Attachment A to this letter which is the F pages that will be included in the Form 10-K/A.

28.	Please tell us your basis in GAAP for the classification of the gain on sale of property and equipment outside of income from operations or revise your presentation, as appropriate. Refer to paragraph 45 of SFAS 144.

The Company has revised the presentation of the consolidated statements of operations to include gain on sale of property and equipment as part of income from operations. See Attachment A to this letter which is the F pages that will be included in the Form 10-K/A.

Karen J. Garnett, Assistant Director

November 18, 2005

Note 3 – Acquisition of Kitchin Hospitality, page F-10

29.	We note that the trademarks were revalued at $75,000 in aggregate, which represents the contract price that the Company would have been able to purchase the trademarks from Kitchin Hospitality at the expiration of the master lease agreements. Please explain to us why you believe that amount represents fair value, as defined in Appendix F to SFAS 141, at the date of acquisition.

The Company has further reviewed its application of SFAS 141 with respect to the revaluation of the trademarks obtained in the acquisition of Kitchin Hospitality. Upon review, it has concluded that its previous conclusion that the contractual value which the Company could purchase the trademarks for at the expiration of the master lease agreements was not indicative of fair value as defined in SFAS 141. The Company has challenged the value of the trademarks based on what a willing marketplace participant would pay. The Company has concluded, therefore, that the fair value of the trademarks should be $0. The Company reviewed the effect of this error, a $75,000 understatement of the lease termination charge and of net loss for the year ended December 31, 2004. Based on immateriality to its financial position, equity, and results for the year, as well as the lease termination charge line item, the Company proposes to write off the value of the trademarks in the fourth quarter of 2005.

Note 7 – Stockholders’ Equity, page F-16

Stock Based Compensation, page F-16

30.	Please revise to disclose the weighted average grant date fair value of options granted during the periods presented as well as the weighted average grant date fair value of restricted stock granted during the periods presented. Refer to paragraphs 47(b) and 47(c) of SFAS 123.

Page F-17 of Attachment A has been revised to disclose the weighted average grant date fair value of options granted during the periods presented as well as the weighted average grant date fair value of restricted stock granted during the periods presented.

Schedule III – Real Estate and Accumulated Depreciation

31.	Please amend to include Schedule III – Real Estate and Accumulated Depreciation as required by Rule 5-04 of Regulation S-X.

It is believed that under Rule 5-04 of Regulation S-X, no such schedule is required because the Company now owns and holds its real estate for business purposes and not for investment. Nevertheless, a Schedule III – Real Estate and Accumulated Depreciation will be included in the Form 10-K/A. This proposed schedule is Attachment B to this letter.

Karen J. Garnett, Assistant Director

November 18, 2005

Exhibit 31.2 – Certification of the Chief Financial Officer

32.	Please revise your Form 10-K to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-K. In this regard, we note that the current certification for Craig R. Kitchin does not certify that he disclosed all “material weaknesses” to the auditors.

The form of certification for Craig R. Kitchin has been revised to certify that he disclosed all material weaknesses to the auditors. The omission of this phrase was purely inadvertent and did not reflect any failure on the part of the Company or Mr. Kitchin to comply with the requirements addressed by the certificate. Current certifications will be filed with the draft Form 10-K/A. Attachment C to this letter is the form of certificate that will be signed by Craig R. Kitchin.

To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

LRM:pp

cc:	Jameson Inns, Inc.

Jeffrey Shady

Rachel Zablow

Steven Jacobs

ATTACHMENT A

Jameson Inns, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2004	2003
Assets
Current Assets:
Cash and cash equivalents	$1,626,322	$3,549,083
Restricted cash	1,745,171	1,642,038
Accounts receivable, net of allowance of $109,876 in 2004	1,422,072	—
Receivable from affiliate	—	3,252,659
Other receivables, net of allowance of $14,628 in 2004	227,546	—
Inventory	1,345,261	—

Total current assets	6,366,372	8,443,780

Operating property and equipment	350,763,365	378,499,689
Property and equipment held for sale	16,754,836	4,281,626
Less accumulated depreciation	(91,160,887)	(85,665,125)

	276,357,314	297,116,190

Deferred finance costs, net	1,881,995	2,227,570
Other assets	1,530,659	1,483,960

Total assets	$286,136,340	$309,271,500

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	49,991,739	29,953,622
Line of credit borrowings	110,216	9,675
Accounts payable and accrued expenses	4,582,803	1,102,614
Accrued interest payable	830,368	968,627
Accrued property and other taxes	2,165,734	1,642,831
Accrued payroll	1,150,571	—
Preferred stock dividends payable	—	1,667,612

Total current liabilities	58,831,431	35,344,981

Mortgage notes payable, less current portion	147,737,940	183,858,821

Total liabilities	206,569,371	219,203,802

Stockholders’ Equity

Preferred stock, 1,272,727 shares authorized, 9.25% series A cumulative preferred stock, $1 par value, liquidation preference $25 per share, 0 shares (1,272,727 shares in 2003) issued and outstanding	—	1,272,727

Preferred stock, 2,256,000 shares authorized, 8.5% series S cumulative convertible preferred stock, $1 par value, liquidation preference $20 per share, 0 shares (2,191,500 shares in 2003) issued and outstanding	—	2,191,500

Common stock, $.10 par value, 100,000,000 shares authorized, 57,052,630 shares (11,928,350 shares in 2003) issued and outstanding	5,705,263	1,192,835
Contributed capital	110,375,931	92,701,662
Unamortized deferred compensation	(1,819,158)	(2,330,144)
Accumulated deficit	(34,695,067)	(4,960,882)

Total stockholders’ equity	79,566,969	90,067,698

Total liabilities and equity	$286,136,340	$309,271,500

See accompanying notes

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31
	2004	2003	2002
Lodging revenues	$82,589,556	$—	$—
Other revenues	475,450	89,122	77,971
Lease revenues	—	36,438,912	36,464,349

Total revenues	83,065,006	36,528,034	36,542,320

Direct lodging expenses	44,551,348	—	—
Property and other taxes and insurance	5,412,523	5,550,558	5,007,958
Depreciation	13,096,668	16,292,791	17,962,357
Corporate general and administrative	7,458,796	2,797,676	2,318,239
Interest expense	10,243,858	11,412,430	13,267,903
Early extinguishment of mortgage notes	66,240	211,009	62,153
Acquisition costs	—	1,605,000	—
Lease termination costs	8,954,361	—	—
Loss on impairment of real estate	50,000	710,000	—
Gain on sale of property and equipment	(766,707)	(56,086)	(567,632)

Total expenses	89,067,087	38,523,378	38,050,978

Loss before income taxes and discontinued operations	(6,002,081)	(1,995,344)	(1,508,658)

Deferred tax benefit due to change in taxable status	(1,397,672)	—	—
Income tax expense	1,397,672	—	—

Net loss from continuing operations	(6,002,081)	(1,995,344)	(1,508,658)

(Loss) income from discontinued operations	(1,214,516)	1,726,659	2,244,626
Loss on impairment related to discontinued operations	(6,597,701)	(600,000)	—
Gain on sale of discontinued operations	35,038	3,411	—

Net (loss) income from discontinued operations	(7,777,179)	1,130,070	2,244,626

Net (loss) income	(13,779,260)	(865,274)	735,968
Preferred stock dividends	4,371,706	6,668,760	6,668,441
Loss on redemption of preferred stock	15,954,925	—	—

Net loss attributable to common stockholders	$(34,105,891)	$(7,534,034)	$(5,932,473)

Per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.82)	$(0.77)	$(0.73)

(Loss) income from discontinued operations	$(0.24)	$0.10	$0.20

Net loss attributable to common stockholders	$(1.06)	$(0.67)	$(0.53)

Weighted average shares—basic and diluted	32,260,713	11,308,041	11,250,021

See accompanying notes

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Preferred Stock Series A	Preferred Stock Series S	Common Stock	Contributed Capital	Deferred Compensation	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2001	$1,272,727	$2,191,500	$1,172,991	$108,974,581	$(2,900,785)	$(4,095,608)	$106,615,406
Issuance of common stock	—	—	4,132	107,581	—	—	111,713
Issuance of restricted stock grants	—	—	11,240	396,215	(407,455)	—	—
Forfeiture of restricted stock grants	—	—	(2,065)	(76,720)	70,992	—	(7,793)
Vesting of restricted stock grants	—	—	—	—	424,904	—	424,904
Common stock dividends ($.20 per share)	—	—	—	(2,343,275)	—	—	(2,343,275)
Preferred stock dividends—Series S ($1.70 per share)	—	—	—	(3,725,261)	—	—	(3,725,261)
Preferred stock dividends—Series A ($2.31 per share)	—	—	—	(2,207,212)	—	(735,968)	(2,943,180)
Net income	—	—	—	—	—	735,968	735,968

Balance at December 31, 2002	1,272,727	2,191,500	1,186,298	101,125,909	(2,812,344)	(4,095,608)	98,868,482
Issuance of common stock	—	—	3,791	106,856	—	—	110,647
Issuance of restricted stock grants	—	—	6,645	138,881	(145,526)	—	—
Forfeiture of restricted stock grants	—	—	(3,899)	(214,240)	203,719	—	(14,420)
Vesting of restricted stock grants	—	—	—	—	424,007	—	424,007
Common stock dividends ($.15 per share)	—	—	—	(1,786,984)	—	—	(1,786,984)
Preferred stock dividends—Series S ($1.70 per share)	—	—	—	(3,725,580)	—	—	(3,725,580)
Preferred stock dividends—Series A ($2.31 per share)	—	—	—	(2,943,180)	—	—	(2,943,180)
Net loss	—	—	—	—	—	(865,274)	(865,274)

Balance at December 31, 2003	1,272,727	2,191,500	1,192,835	92,701,662	(2,330,144)	(4,960,882)	90,067,698
Issuance of common stock	—	—	398	3,544	—	—	3,942
Secondary stock offering	—	—	4,300,000	72,644,464	—	—	76,944,464
Acquisition of Kitchin Hospitality	—	—	215,337	5,749,487	—	—	5,964,824
Forfeiture of restricted stock grants	—	—	(3,307)	(107,696)	83,695	—	(27,308)
Vesting of restricted stock grants	—	—	—	—	427,291	—	427,291
Preferred stock dividends—Series S ($1.08 per share)	—	—	—	(2,442,309)	—	—	(2,442,309)
Preferred stock dividends—Series A ($1.52 per share)	—	—	—	(1,929,397)	—	—	(1,929,397)
Redemption of Preferred Stock	(1,272,727)	(2,191,500)	—	(56,243,824)	—	—	(59,708,051)
Net loss	—	—	—	—	—	(29,734,185)	(29,734,185)

Balance at December 31, 2004	$—	$—	$5,705,263	$110,375,931	$(1,819,158)	$(34,695,067)	$79,566,969

See accompanying notes.

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31
	2004	2003	2002
Operating activities
Loss from continuing operations	$(6,002,081)	$(1,995,344)	$(1,508,658)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation	13,096,668	16,292,791	17,962,357
Amortization of deferred finance costs	765,201	945,943	852,530
Stock-based compensation expense	399,983	409,587	417,111
Loss on impairment of real estate	50,000	710,000	—
Early extinguishments of debt	66,240	211,009	62,153
Lease termination costs-non cash	9,215,220	—	—
Gain on disposal of property and equipment	(766,707)	(56,086)	(567,632)
Changes in assets and liabilities increasing (decreasing) cash:
Accounts receivable, net	90,431	—	—
Other receivables, net	(80,631)	—	—
Inventory	58,068	—	—
Other assets	154,980	(49,330)	(43,579)
Accounts payable and accrued expenses	638,674	820,362	(185,607)
Receivable from affiliate	—	(1,762,845)	(1,402,777)
Accrued interest payable	(138,259)	(69,165)	(344,192)
Accrued property and other taxes	522,903	(188,454)	(334,820)
Accrued payroll	319,150	—	—

Net cash provided by operating activities	18,389,840	15,268,468	14,906,886

Investing activities
(Additions) reductions to restricted cash for FF&E reserves	(103,133)	(192,213)	748,601
Proceeds from disposition of land, property and equipment	5,075,397	3,668,997	6,527,700
Additions to property and equipment	(6,917,117)	(4,160,200)	(12,541,184)

Net cash used in investing activities	(1,944,853)	(683,416)	(5,264,883)

Financing activities
Common stock dividends paid	—	(1,786,984)	(2,343,275)
Preferred stock dividends paid	(6,039,318)	(6,668,345)	(6,668,441)
Proceeds from issuance of common stock, net of offering expense	76,948,406	110,647	111,713
Payments on redemption of preferred stock, net	(75,662,976)	—	—
Proceeds from mortgage notes payable	17,050,929	10,470,736	11,968,261
Proceeds from line of credit, net	100,541	—	—
Payments of deferred finance costs	(661,225)	(560,781)	(195,715)
Payoffs of mortgage notes payable	(22,622,843)	(9,463,862)	(7,397,159)
Payments on mortgage notes payable	(10,511,850)	(10,005,195)	(8,813,308)

Net cash used in financing activities	(21,398,336)	(17,903,784)	(13,337,924)

Net cash used in continuing operations	(4,953,349)	(3,318,732)	(3,695,921)
Net cash provided by discontinued operations	3,030,588	3,035,338	4,040,605

Net change in cash	(1,922,761)	(283,394)	344,684
Cash at beginning of year	3,549,083	3,832,477	3,487,793

Cash at end of year	$1,626,322	$3,549,083	$3,832,477

Supplemental information
Interest paid	$11,749,446	$12,962,784	$15,278,641
Federal income taxes paid	$—	$51,644	$—

See accompanying notes

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1. Business and Basis of Financial Statements

Jameson Inns, Inc. (the “Company”) develops, owns, operates and franchises limited service hotel properties (the “Inns”) under the trademark “The Jameson Inn®” in the southeastern United States. In addition, the Company owns and operates Inns under the trademark “Signature Inn®” in the midwestern United States.

The Company also receives rental revenues from the sale of advertising to third parties on owned billboards.

At December 31, 2004, the Company owned and operated 90 Jameson Inns and 23 Signature Inns, and franchised the use of the Jameson brand to the owners of twelve other Jameson Inns.

On January 2, 2004, the Company acquired Kitchin Hospitality, LLC (“Kitchin Hospitality”) and terminated its status as a real estate investment trust (REIT), becoming a taxable corporation. With the closing of the transaction, Kitchin Hospitality became a wholly owned subsidiary of the Company (see note 3).

Prior to 2004, the Company had several business relationships with Kitchin Hospitality, including contracts to construct new Inns, expand and renovate existing Inns (see note 11), leases to operate the Inns (see note 5) and leases to use the Company’s billboards for advertising. As of December 31, 2003 Kitchin Hospitality was wholly-owned by Thomas W. Kitchin, the chairman and chief executive officer of the Company, and members of his family including Craig Kitchin, the Company’s president and chief financial officer.

2. Accounting Policies

Use of Estimates

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation with no effect on previously reported net loss or total shareholders’ equity. Given the change in operations on January 2, 2004, the Company presents a classified balance sheet and has reclassified amounts previously presented at December 31, 2003.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions among the entities included in the consolidated financial statement have been eliminated.

Cash and Cash Equivalents

The Company considers all short-term investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Restricted Cash

Restricted cash represents deposits that are restricted under the requirements of various mortgage loan agreements.

Accounts Receivable and Other Receivables

Receivables are recognized and carried at original amount earned, less a provision for estimated uncollectible amounts, which approximates fair value. The receivable and related allowance, if any, are written off when collection is no longer probable.

Inventory

Inventory, consisting primarily of room linens, towels and other supplies, is stated at the lower of cost (first in, first out method) or market. Replacements of inventory are expensed as incurred.

Property and Equipment

Costs incurred to expand, convert or renovate existing Inns are capitalized at cost when such costs extend the useful lives of property and equipment, and are depreciated over the estimated useful lives of the assets. The Company also capitalizes construction period interest costs related to construction of new Inns. Upon sale of property, the cost and related accumulated depreciation are eliminated from the accounts, and any related gain or loss is recognized in the accompanying consolidated statements of operations. Maintenance, repairs and minor replacements are charged to expense as incurred.

Property and equipment used in Inn operations is depreciated using the straight-line method over 31.5 to 39 years (buildings), 15 years (land improvements) and three to five years (furniture, fixtures and equipment). Billboards are depreciated over ten years.

Impairment of Long-lived Assets and Discontinued Operations

Effective January 1, 2002, the Company evaluates the impairment of property and equipment and other long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 states that an impairment of long-lived assets has occurred whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the net, undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value and the fair value of the asset. The Company reviews on a quarterly basis the carrying value of its property and equipment, in relation to historical results, current business conditions and known trends to identify indicators of impairment. If indicators of impairment are present, the expected future results of operations of the asset are projected based on the estimated future earnings before interest expense, income taxes, depreciation and amortization. Growth assumptions are based on assumed future changes in the economy and changes in demand for lodging in the local markets.

SFAS No. 144 requires a long-lived asset, which is designated for sale, to be classified as “held for sale” in the period in which certain criteria are met. In addition, SFAS No. 144 also requires that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale be reported in

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

discontinued operations. Discontinued operations exclude properties sold with franchise or other agreements which indicate the Company has some form of continuing involvement in the future cash flows of the disposed properties. For properties the Company considers held for sale, an impairment loss is recognized if the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the asset. Held for sale assets are reported at the lower of the carrying amount or the estimated fair value, less the estimated cost to sell. Subsequent to the date that an asset is classified as held for sale, depreciation expense is not recorded.

Deferred Finance Costs

Deferred finance costs represent fees and other expenses incurred to obtain long-term financing on the Inns and are amortized to expense over the terms of the loans. Amortization expense is recorded as interest expense in the accompanying consolidated statements of operations.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled approximately $2.6 million in 2004. Prior to 2004, advertising expense was paid by Kitchin Hospitality, and was allocated under the Cost Reimbursement Agreement between the Company and Kitchin Hospitality (see note 11).

Income Taxes

The Company terminated its status as a REIT and became a taxable corporation effective January 1, 2004 in connection with the acquisition of Kitchin Hospitality (see note 3). The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets are determined based on the difference between the financial statements and tax basis of assets using enacted rates expected to apply to taxable income in the years those differences are expected to be recovered or settled. The effect of deferred tax assets of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company believes that deferred tax assets will not be realized.

Prior to the acquisition of Kitchin Hospitality, the Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and had operated as such since January 1, 1994. As a result, the Company was not subject to federal income taxes to the extent that it distributed annually at least 90% of its net taxable income to its shareholders and satisfied certain other requirements defined in the Code.

Stock-Based Compensation

The Company uses the intrinsic value method for valuing its awards of stock options, restricted stock and other stock awards and recording the related compensation expense, if any. This compensation expense is included in corporate general and administrative expense.

The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The following table presents a summary of the pro forma effects on reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the incentive options granted as prescribed by SFAS No. 123 (in thousands except per share data). Since accounting for restricted stock does not differ under SFAS No. 123, the difference between expense recognized and expense on a pro forma basis is due to stock options. The

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

compensation expense related to restricted stock is excluded from the below table. The Company uses the straight-line method to recognize expense for plans with pro rata vesting.

	2004	2003	2002
Net loss attributable to common stockholders	$(34,106)	$(7,534)	$(5,932)
Less: Total stock-based employee compensation (expense) credit determined under fair value based method for stock options	(247)	(9)	549

Pro forma net loss attributable to common stockholders	$(34,353)	$(7,543)	$(5,383)

Pro forma loss per share-basic and diluted	$(1.06)	$(0.67)	$(0.48)

Financial Instruments

The Company considers its cash, restricted cash and mortgage notes payable to meet the definition of financial instruments as prescribed by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. At December 31, 2004 and 2003, the carrying value of the Company’s financial instruments approximated their fair value.

Revenue Recognition

The Company’s revenues include: room sales and related fees, franchise fees and billboard rental revenues.

The Company recognizes room sales and revenues from guest services when rooms are occupied and services have been rendered.

The Company recognizes franchise fee revenue when it performs hotel franchise services for unrelated third parties. The fees are computed in accordance with the terms of each agreement.

The Company recognizes billboard rental revenue when services have been rendered.

Through December 31, 2003, the Company recognized lease revenues when they were earned under the master leases with Kitchin Hospitality which specified for base rent to be earned and due on a monthly basis. Percentage rent was calculated on a quarterly basis, with quarterly payments (see note 5). Percentage rent was considered earned when the changes in factors on which the contingent rents were based actually occurred.

Loss per Share

Net income/loss attributable to common stock is adjusted by preferred stock dividends declared through the end of each period to arrive at net loss attributable to common stockholders. Basic loss per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of common stock. Given the Company’s loss in all periods presented, there is no difference between basic and diluted loss per share. Securities excluded from the computation of diluted loss per share because their effects would be anti-dilutive include convertible preferred stock and stock options.

Compensated Absences

Employees of the Company are entitled to paid time off depending on job classification, length of service and other factors. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company’s policy is to recognize the costs of compensated absences when actually paid to employees.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Recent Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 123R (Revised 2004), Share-Based Payments. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R will require the Company to apply fair value recognition provisions to all unvested equity awards as of the first interim reporting period starting after June 15, 2005, which is the Company’s third quarter beginning July 1, 2005. The Company has begun an evaluation of the effects of SFAS No. 123R and expects to complete the analysis prior to the end of third quarter of 2005.

3. Acquisition of Kitchin Hospitality, LLC

On January 2, 2004, the Company acquired Kitchin Hospitality and relinquished its status as a REIT. The Company and the owners of Kitchin Hospitality reached a definitive agreement on September 10, 2003. The transaction was approved by the Company’s shareholders on December 19, 2003. The Company has included Kitchin Hospitality’s operating results in its consolidated financial statements from January 2, 2004.

Under the applicable tax rules, a hotel REIT is not permitted to operate its hotel properties. After closing the acquisition, the Company began operating its owned hotels and relinquished its election to be treated as a REIT for U.S. federal income tax purposes. The acquisition accomplished the Company’s goals to (a) become a fully integrated hotel company with the ability to operate its hotels without any REIT restrictions; (b) eliminate the perceived conflicts of interest in its prior relationship with the owners of Kitchin Hospitality; (c) retain future earnings and cash flow to pay down debt and for future development activities; and (d) pursue other business activities not permissible for the Company as a REIT.

The Company paid initial consideration of 2,185,430 shares of Company stock and $1.3 million in cash to the former owners of Kitchin Hospitality, Thomas W. Kitchin and other members of his immediate family. The consideration was subject to a working capital adjustment based on a target of Kitchin Hospitality’s working capital as of December 31, 2003. The net working capital adjustment, as agreed upon, required that the owners of Kitchin Hospitality return 32,064 shares of consideration.

The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to reflect the estimated fair value of the assets acquired and the liabilities assumed. Under this method, the acquired assets and assumed liabilities were recorded on the Company’s balance sheet at their fair market value as of January 2, 2004. The value of goodwill and trademarks on Kitchin Hospitality’s books was eliminated, and the trademarks were revalued at $75,000 in aggregate, which represents the contract price that the Company would have been able to purchase the trademarks from Kitchin Hospitality at the expiration of the master lease agreements.

The purchase consideration of the acquisition of approximately $7.3 million, together with the excess of liabilities assumed over assets acquired of approximately $1.7 million, was expensed in January 2004 as lease termination costs. The acquisition cost of the shares of Company stock was based on a price of $2.77 per share, the stock price of the securities over a period of two days before and two days after the terms of the acquisition were agreed upon and announced.

The Company incurred costs of acquisition related to professional fees (investment banking, legal, and accounting) and a shareholder lawsuit settlement (see note 12). These costs of approximately $1.6 million were expensed in 2003.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in thousands):

Cash	$1,561
Accounts receivable	1,513
Inventory	1,403
Property and equipment, net	219
Other receivables	147
Deferred finance costs, net	2
Other assets	392

Total assets acquired	5,237

Accounts payable and accrued expenses	6,926
Line of credit borrowings	1

Total liabilities assumed	6,927

Net liabilities assumed	$1,690

Accounts payable and accrued expenses include a payable to the Company from Kitchin Hospitality of $3,252,659 as of January 2, 2004, which eliminates the Company’s receivable from Kitchin Hospitality of $3,252,659 as of December 31, 2003.

The following unaudited pro forma data gives effect to the Company’s acquisition of Kitchin Hospitality as if it had occurred on January 1, 2003. These unaudited pro forma results of operations do not purport to represent what the Company’s actual results of operations would have been if the acquisition had occurred on January 1, 2003 and should not serve as a forecast of the Company’s operating results for future periods.

The adjustments to the historical data reflect the following: (i) the elimination of revenues and related costs of revenues for capital expenditure work performed by Kitchin Hospitality for the Company; (ii) the elimination of lease expense recorded by Kitchin Hospitality and lease revenues recorded by the Company; (iii) the elimination of overhead reimbursements recorded by the Company and related revenues recorded by Kitchin Hospitality; and (iv) the income tax expense for the combined company as a taxable corporation. The pro forma adjustments for the acquisition are based upon the available information and certain assumptions that management believes are appropriate. There are additional pro forma disclosures in Note 7 related to the August 2004 redemption of preferred stock by the Company.

Year Ended December 31, 2003
(Dollars in thousands, except per share data)
Total revenues	$83,205

Loss from continuing operations attributable to common stockholders	$(6,038)

Weighted average shares outstanding for basic and diluted loss per common share	13,461

Basic and diluted loss from continuing operations attributable to common stockholders per common share	$(0.45)

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

4. Property and Equipment

Property and equipment consists of the following at December 31:

	2004	2003
Land and improvements	$51,048,128	$56,740,668
Buildings	240,821,497	263,667,070
Furniture, fixtures and equipment	56,237,902	55,345,640
Billboards	2,655,838	2,746,311

Operating property and equipment	350,763,365	378,499,689
Property and equipment held for sale, net	16,754,836	4,281,626
Accumulated depreciation	(91,160,887)	(85,665,125)

	$276,357,314	$297,116,190

The Company did not capitalize any interest costs in 2004 and 2003. Interest costs of approximately $59,000 were capitalized in 2002.

Depreciation expense from continuing operations was $13.1 million, $16.3 million and 18.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

During 2004, the Company sold two tracts of land, two billboards, four Jameson Inns and miscellaneous equipment, and recorded an aggregate gain of approximately $767,000 as a component of income from continuing operations. The Company retained franchise agreements for these four Inns and therefore they were excluded from discontinued operations. Additionally, the Company sold one Jameson Inn and one Signature Inn and recorded a net aggregate gain of approximately $35,000 in discontinued operations (See note 8). During third quarter of 2004, the Company implemented a plan to sell eight Signature Inns, and has classified them as held for sale. The properties listed as held for sale are Inns that the Company believes will not have a high enough return on the investment necessary to refurbish and convert as other Signature Inn properties. In connection with the implementation of the plan to sell these hotels, the Company recorded impairment charges of approximately $6.6 million during 2004. The impairment charge represents an adjustment to reduce the carrying value of certain hotel assets to the estimated sales prices, net of estimated costs to sell, and is included in discontinued operations. Additionally, the Company recognized an impairment loss of $50,000 on a tract of land reported as a component of continuing operations.

During 2003, the Company sold a tract of land and one Jameson Inn, and recorded an aggregate gain of approximately $56,000. The Company retained a franchise agreement for this Inn and therefore it was excluded from discontinued operations. Additionally, the Company sold one Signature Inn and recorded a gain of approximately $3,000 in discontinued operations. During 2003, the Company recorded impairment loss of $600,000 on a Signature Inn due to the Company’s decision in late December 2003 to close 75 of the rooms. In 2004, the Company reclassified the impairment loss to discontinued operations as this Inn is one of the eight Signature Inns classified as held for sale. The Company also recorded impairment losses of $710,000 on two Jameson Inns, which were reported as a component of continuing operations and both sold in first quarter 2004.

During 2002, the Company sold a tract of land, three Jameson Inns and one Signature Inn, and recorded an aggregate gain of approximately $568,000 as a component of income from continuing operations. The Company retained franchise agreements for two of the Inns and therefore they were excluded from discontinued operations.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

The disposition of two other inns sold in 2002 was accounted for under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Be Disposed of, since they were classified as held for sale prior to the adoption of SFAS No. 144 on January 1, 2002. As a result, these properties were excluded from reporting in discontinued operations. The Company did not recognize any impairment charges during 2002.

Property and equipment held for sale is net of accumulated depreciation of $6.8 million and $1.6 million at December 31, 2004 and 2003, respectively.

5. Leases with Kitchin Hospitality

Prior to the acquisition of Kitchin Hospitality (see note 3), the Company leased its owned Inns to Kitchin Hospitality under Master Leases (the “Leases”). The majority of the lease revenue that was recognized by the Company in 2003 and 2002 was derived from these leases. Additionally, approximately $0.7 million and $0.6 million in 2003 and 2002, respectively, of the lease revenue was related to billboards the Company leased to Kitchin Hospitality.

The Jameson and Signature leases, which were previously set to expire December 31, 2011 and December 31, 2012, respectively, provided for the payment of base rent plus percentage rent. Base rent was payable monthly at $264 and $394 per month, per room available at the beginning of the relevant month for the Jameson Inns and Signature Inns, respectively. Percentage rent was payable quarterly and calculated as a percentage of the total amount of room rental and certain other miscellaneous revenues realized by Kitchin Hospitality during the relevant period less base rent paid for such period. For Jameson Inns, the percentage was 39% of such revenues up to $23.01 per day per room in 2003, plus 65% of all additional average daily room rental revenues. For Signature Inns, the percentage was 37% of such revenues up to $38.61 per day per room in 2003, plus 65% of the next $10.00 of average daily per room rental revenues; plus 70% of all additional average daily room rental revenues.

Total rent for the Jameson Inns in any calendar year could not exceed 47% of total room rental revenues for that year. The $23.01 and $38.61 per room amount, for Jameson Inns and Signature Inns, respectively, used in calculating percentage rent was subject to adjustment each year based on changes in the Consumer Price Index. Base rent totaled approximately $30.3 million and $31.0 million in each of 2003 and 2002. Percentage rent totaled approximately $11.1 million in each of 2003 and 2002.

The Leases required the Company to pay real and personal property taxes, casualty and liability insurance premiums and the cost of maintaining structural elements, including underground utilities and the cost of replacing or refurbishing the furniture, fixtures and equipment in the Inns. The Company maintained cash reserves or sufficient access to borrowings equal to 4% of room revenues of Kitchin Hospitality, less amounts expended to date, to fund the Company’s capital expenditures for such replacements and refurbishment’s. Kitchin Hospitality was required to pay all other costs and expenses incurred in the operations of the Inns.

The Company previously leased billboards to Kitchin Hospitality. These leases to Kitchin Hospitality had initial terms of five years; however, these leases were terminated when the Company acquired Kitchin Hospitality (see note 3).

See note 11 for further description of other transactions with Kitchin Hospitality.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

6. Debt

As of December 31, outstanding debt consists of the following:

	2004	2003
Mortgage notes payable:
Terms ranging from four to twenty-one years, due in monthly installments of principal and interest with remaining unpaid balances payable at maturity, which range from 2005 to 2017. Interest rates are adjusted annually and range from 4.1% to 9.5% and are mainly adjustable to a spread above the prime rate or Treasury securities. Secured by mortgages on 93 Inns.	$164,664,256	$191,164,728

Term of twenty years and interest rate of 3.75% above a weekly average yield on Treasury securities, adjusted annually (5.05% at December 31, 2004). Principal and interest payments are due monthly through maturity in 2019. Secured by mortgages on ten Inns.	14,715,423	16,417,715

Term of fifteen years and fixed interest rate at 6.85% principal and interest payments are due monthly through maturity in 2015. Secured by mortgages on seven Inns.	12,375,000	—

Terms of seventeen years due in annual installments of principal and monthly installments of interest with any unpaid balances payable in December 2016. Interest rates are adjusted weekly. Secured by mortgages on two Inns and letters of credit expiring December 31, 2005.	5,975,000	6,230,000

Total mortgage notes payable	197,729,679	213,812,443

Current maturities of mortgage notes payable (1)	49,991,739	29,953,622

Mortgage notes payable, less current portion	$147,737,940	$183,858,821

Line of credit borrowings:
$3.5 million of line of credit secured by billboards ($3.5 million available at December 31, 2004), with interest at prime plus 1.0% with a floor of 6.00% and cap of 7.5%. Payments of interest are due monthly with the principal balance payable upon maturity in March 2006.	$11,146	$9,675

Line of credit not to exceed $1.5 million based on a percentage of and secured by accounts receivable ($1.1 million available at December 31, 2004), with interest at prime plus 0.75%. Payments of interest are due monthly with the principal balance payable upon maturity in August 2005.	99,070	—

Line of credit borrowings	$110,216	$9,675

(1)	Current maturities at December 31, 2004 include: maturing mortgage loans totaling approximately $33.9 million secured by nineteen Inns; mortgage loans totaling approximately $6.0 million secured by letters of credit which expire in the next twelve months; and scheduled principal payments of approximately $10.1 million for the next twelve months. Based on preliminary discussions with these lenders and historical experience, the Company believes it can successfully obtain replacement financing of its maturing debt at satisfactory renewal terms. If the Company is unsuccessful in refinancing these obligations, it anticipates employing other available resources which include cash, proceeds from refinancing other Inns with increased borrowing capacity or sales of Inns to meet the required obligations.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

The Company’s plan to sell certain Signature Inns is expected to result in the payoff of the related mortgage debt. The total amount of mortgage debt at December 31, 2004 related to the Company’s eight Signature Inns held for sale is approximately $17.8 million.

At December 31, 2004, the interest rates on approximately $171.6 million of the total outstanding mortgage notes payable are adjustable during the next twelve months as follows:

Adjustment Date	Amount (in millions)	Weighted Average Interest Rate
January 2005	$32.4	5.2%
February 2005	17.8	5.5%
March 2005	4.6	4.3%
April 2005	34.5	4.4%
May 2005	2.9	4.5%
July 2005	41.0	5.1%
September 2005	4.2	4.4%
October 2005	17.3	5.8%
Adjusts Daily	16.9	3.8%

Total	$171.6

As of December 31, 2004, the mortgage notes payable were collateralized by 112 of the 113 owned Inns.

At December 31, 2004, there are letters of credit aggregating $6.0 million which were issued for the Company’s benefit as collateral for outstanding Adjustable Rate Economic Development Revenue Refunding Bonds, series 1999, which are scheduled to mature on December 1, 2016. These letters of credit must be renewed each year in order for the bonds to be remarketed by the marketing agent. These letters of credit expire on December 31, 2005 and are included in the 2005 scheduled aggregate principal payments.

The following table summarizes the scheduled aggregate principal payments for mortgage notes payable for the five years subsequent to December 31, 2004:

2005	$49,991,739
2006	51,135,095
2007	28,941,183
2008	11,799,544
2009	9,783,647
Thereafter	46,078,471

$197,729,679

As a result of the early extinguishment of certain debt, the Company expensed unamortized deferred finance costs and prepayment penalties of approximately $66,000, $211,000, and $62,000 in 2004, 2003, and 2002, respectively.

The weighted average interest rate on debt was 5.2%, 5.5%, and 6.1% during 2004, 2003 and 2002, respectively.

Amortization of deferred financing costs charged to interest expense was approximately $942,000, $946,000 and $853,000 for 2004, 2003 and 2002, respectively. Amortization expense for properties classified as discontinued operations is included in interest expense for discontinued operations (see note 8).

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

7. Stockholders’ Equity

Preferred Stock

On July 26, 2004 the Company completed a public offering of 43,000,000 shares of its common stock at a price of $1.92 per share, raising gross proceeds of offering of approximately $82.6 million and net proceeds of approximately $77.0 million.

On August 25, 2004 the Company redeemed all shares of both issues of preferred stock at their stated par value plus accrued dividends through the date of redemption. The Company recorded an expense of approximately $16.0 million in third quarter 2004 relating to the excess of liquidation value paid to the preferred shareholders over the net proceeds per share recorded.

Prior to the preferred stock redemption, the Company had 2,191,500 shares of 8.5% Series S Cumulative Convertible Preferred Stock (“Series S Preferred Stock”) outstanding and 1,272,727 shares of 9.25% Series A Cumulative Preferred Stock (“Series A Preferred Stock”) outstanding. The Series S and Series A Preferred Stock were senior to the Company’s common stock.

Dividends on the Series S and Series A Preferred Stock were cumulative from the date of original issue and were payable quarterly in arrears on or about the 20th day of January, April, July and October to shareholders of record on the last business day of December, March, June and September at the fixed rate of 9.25% per annum of the liquidation preference of $25 per share (equivalent to a fixed annual rate of $2.3125 per share) for the Series A Preferred Stock and at the fixed rate of 8.5% per annum of the liquidation preference of $20 per share (equivalent to a fixed annual rate of $1.70 per share) for the Series S Preferred Stock. Holders of Series S and Series A Preferred Stock generally had no voting rights except as required by law.

The Series A Preferred Stock was not convertible into or exchangeable for any other property or securities. The holders did not have the option to redeem the Series A Preferred Stock.

The Series S Preferred Stock was convertible into the Company’s common stock, at the option of the holder at the stated Conversion Price (as defined). No shares were converted in 2004 or 2003. The Company had the right to redeem any, or all, of the Series S Preferred Stock, plus accrued and unpaid dividends, at the Redemption Price, as defined at $20.00 per share. The holders did not have the option to redeem the Series S Preferred Stock.

Stock Based Compensation

The 1993 Stock Incentive Plan (1993 Plan) provided for a number of shares equal to 10% of the Company’s outstanding common shares (excluding shares issued pursuant to exercises of options granted under this Plan). During 2002, the Company purchased at a nominal cost of $0.01 per option share pursuant to a tender offer 604,833 options to purchase shares of common stock issued under the 1993 Plan. The unissued shares under this plan expired on November 15, 2003. In 1996, the Jameson 1996 Stock Incentive Plan (1996 Plan) was adopted and 500,000 additional shares were reserved for issuance. In December 2003, the Company adopted the Jameson 2003 stock incentive plan (2003 Plan) and 1,000,000 additional shares were reserved for issuance. Shares available under the 2003 plan are increased automatically on each anniversary of the approval of the plan by the stockholders by a number of shares equal to the lesser of 100,000 shares or that number of shares which, when added to the number of shares subject to awards under the plan, equals 10% of the number of outstanding shares of common stock.

The Director Stock Option Plan (1995 Director Plan) reserved 150,000 shares of common stock to attract and retain qualified independent directors. This plan provides that, upon election to the Board of Directors, each

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

director will receive options to purchase 25,000 shares of common stock at the then current market price; such options are fully vested upon issuance. In addition, the Company adopted the 1997 Director Stock Option Plan (1997 Director Plan) which reserved 200,000 shares of common stock. Upon each subsequent annual shareholders meeting, each independent director will also be granted an option to purchase 5,000 shares at the then current market price with all shares becoming fully vested upon issuance. The weighted average fair value of stock options granted during 2004, 2003 and 2002 were $1.51, $1.27 and $2.03, respectively.

A summary of the stock option activity follows:

	Number of Shares	Range of Exercise Price Per Share	Weighted Average Exercise Price Per Share
Options outstanding December 31, 2001	1,019,433	$3.30 - $11.75	$5.47
Granted in 2002	15,000	$7.56 - $ 7.56	$7.56
Forfeited in 2002	(45,500)	$3.30 - $11.75	$7.55
Cancelled in 2002	(604,833)	$6.65 - $11.75	$9.18

Options outstanding December 31, 2002	384,100	$3.30 - $11.75	$5.88
Granted in 2003	15,000	$2.41 - $ 2.41	$2.41
Forfeited in 2003	(34,100)	$3.30 - $11.75	$6.03

Options outstanding December 31, 2003	365,000	$2.41 - $11.75	$5.80
Granted in 2004	739,200	$2.59 - $ 2.90	$2.86
Forfeited in 2004	(18,600)	$2.81 - $11.63	$4.23

Options outstanding December 31, 2004	1,085,600	$2.41 - $11.75	$3.83

Options exercisable:
Granted prior to 2000	131,000	$7.25 - $11.75	$9.28
Granted in 2000	15,000	$7.56 - $ 7.56	$7.56
Granted in 2001	117,000	$3.30 - $ 6.53	$3.71
Granted in 2002	15,000	$3.65 - $ 3.65	$3.65
Granted in 2003	15,000	$2.41 - $ 2.41	$2.41
Granted in 2004	45,000	$2.59 - $ 2.63	$2.61

Options exercisable December 31, 2004	338,000	$2.41 - $11.75	$5.84

The average contractual life remaining on options outstanding at December 31, 2004 was 7.83 years.

Restricted Stock

As of December 31, 2004, 526,180 restricted shares of common stock remain outstanding under the 1993 and 1996 Plans. Holders are entitled to all dividends, if any, prior to forfeiture under these plans. As of December 31, 2004, 402,420 of the shares vest ten years after date of grant, assuming the individual is employed by the Company at that date; 62,250 of the shares vest over a ten-year period, with no vesting until the third anniversary of the grant, at which time the grants will be vested 30%, on each succeeding anniversary an additional 10% will vest, assuming the individual is continuously employed by the Company on each vesting date; and the remaining 61,510 shares vest 20% per year for five years.

Compensation expense resulting from the restricted stock award is calculated as the fair value of the restricted shares at the date of grant based on the market price at date of grant and is recorded over the respective vesting periods using the straight line method, net of forfeitures. The expense recorded was $399,983, $409,587, and $417,114 in 2004, 2003, and 2002, respectively. The Company did not issue any restricted stock grants in 2004. In 2003, the Company granted 66,450 shares with the weighted average grant date fair value of $2.19. In 2002, the Company granted 116,250 shares with the weighted average grant date fair value of $3.74.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Pro Forma Effects of Stock-Based Compensation

The pro forma information regarding net income and earnings per share required by SFAS No. 123, as discussed in Note 2, requires that the information be determined as if the Company has accounted for its stock options and restricted stock granted subsequent to December 31, 1994, using the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2004: risk-free interest rates of 3.7% to 5.2%, a dividend yield of 0.0% to 5.2%; a volatility factor of the expected market price of the Company’s common stock of 0.199 to 0.434, and expected lives of the options of three to ten years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and shares which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and restricted stock have characteristics significantly different from those of traded options or unrestricted shares, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options and restricted stock.

Proforma Effects of Significant Equity Transactions

The following unaudited pro forma data gives effect to the Company’s issuance of common stock (in July 2004) and redemption of preferred stock (in August 2004) as if they had occurred on January 1, 2003. The adjustments to the historical data include those adjustments listed in Note 3 with respect to the Company’s acquisition of Kitchin Hospitality. The adjustments also include (i) the elimination of the payment of the preferred stock dividend for all periods presented and (ii) an addition to weighted average shares outstanding to reflect the additional common shares issued in the offering. There would be no effect to net revenues from the equity offering transactions. These unaudited pro forma results of operations do not purport to represent what the Company’s actual results of operations would have been if the offering and redemption had occurred on January 1, 2003 and should not serve as a forecast of the Company’s operating results for future periods.

	Year Ended December 31,
	2004	2003
	(Dollars in thousands, except per share data)
Net (loss) income from continuing operations attributable to common stockholders	$(6,002)	$631
Weighted average shares outstanding for basic (loss) income per share	56,529	56,461
Weighted average shares outstanding for diluted (loss) income per share	56,529	56,488
Basic (loss) income from continuing operations attributable to common stockholders per common share	$(0.11)	$0.01
Diluted (loss) income from continuing operations attributable to common stockholders per common share	$(0.11)	$0.01

Dividend Reinvestment Plans

In April 1995, the Company registered 200,000 shares of common stock for purchase under the Dividend Reinvestment and Stock Purchase Plan. In 2001, the Company registered an additional 200,000 shares of common stock. These plans allow existing shareholders to reinvest their dividends, if any, in additional shares purchased at a 5% discount from the average market price of the shares. The plans also allow existing shareholders to make additional cash purchases at the current market price of common stock of up to $5,000 per calendar quarter. During 2004, 2003, and 2002, 2,858, 37,415 and 44,226, shares, respectively, were purchased through dividend reinvestments and additional cash purchases, resulting in net proceeds to the Company of $6,460, $110,647, and $111,713, respectively. At December 31, 2004, 224,711 shares were available for purchase under the 2001 plan.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Jameson Stock Awards Program

On September 15, 2004, the Company filed a registration statement on Form S-3 to register 2.0 million shares of common stock in connection with the Jameson Stock Awards Program. When implemented, following effectiveness of the registration statement, ten percent of the room charges paid by participants in the Jameson Stock Awards program will be used to purchase shares of common stock. In the Company’s financial statements, the amounts applied to the purchase of these shares will not be reflected as revenues in the statements of operations, but will be recorded as additions to the Company’s stockholders’ equity.

8. Discontinued Operations and Property and Equipment Held for Sale

Discontinued operations exclude properties sold with franchise or other agreements. Results of these discontinued operations are included in a separate component on the consolidated statements of operations. This results in reclassifications of certain 2003 and 2002 financial statement amounts.

The components of discontinued operations for the three years ended December 31, 2004, 2003 and 2002 are:

•	One Signature Inn sold during first quarter 2003

•	One Signature Inn sold during first quarter 2004

•	One Jameson Inn sold during third quarter 2004

•	Eight Signature Inns held for sale at December 31, 2004

In total, these 11 Inns represent 1,226 rooms.

The following table includes the results of operations of these discontinued properties through the date of each respective sale.

	Years Ended December 31,
	2004	2003	2002
Lodging revenues	$7,675,735	$—	$—
Lease revenues	—	5,630,724	6,227,745

Total revenues	7,675,735	5,630,724	6,227,745

Direct lodging expenses	5,363,972	—	—
Property and other taxes and insurance	1,305,188	1,065,981	502,920
Depreciation	805,546	1,308,679	1,765,437
Corporate general and administrative	48,216	48,216	48,216

Total expenses	7,522,922	2,422,876	2,316,573

Income before interest expense	152,813	3,207,848	3,911,172
Interest expense	1,367,329	1,481,189	1,666,546

(Loss) income from discontinued operations	(1,214,516)	1,726,659	2,244,626
Loss from impairment related to discontinued operations	(6,597,701)	(600,000)	—
Gain on sale of discontinued operations	35,038	3,411	—

(Loss) income from discontinued operations	$(7,777,179)	$1,130,070	$2,244,626

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

The Company recorded net gains on disposals of approximately $35,000 and $3,000 related to the assets sold in 2004 and 2003, respectively. There are no income tax effects attributable to discontinued operations in 2004 given the Company did not record any net tax expense in 2004.

9. Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended December 31,
	2004	2003	2002
Numerator
Net loss from continuing operations	$(6,002,081)	$(1,995,344)	$(1,508,658)
Preferred stock dividends	(4,371,706)	(6,668,760)	(6,668,441)
Loss on redemption of preferred stock	(15,954,925)	—	—

Loss from continuing operations attributable to common shareholders	(26,328,712)	(8,664,104)	(8,177,099)
(Loss) income from discontinued operations	(7,777,179)	1,130,070	2,244,626

Net loss attributable to common stockholders	$(34,105,891)	$(7,534,034)	$(5,932,473)

Denominator
Weighted average shares outstanding	32,793,180	11,923,424	11,826,769
Less: Unvested restricted shares	(532,467)	(615,383)	(576,748)

Denominator for earnings per share-basic and diluted	32,260,713	11,308,041	11,250,021

Loss Per Common Share
Net loss from continuing operations attributable to common stockholders-basic and diluted	$(0.82)	$(0.77)	$(0.73)
Net (loss) income from discontinued operations-basic and diluted	$(0.24)	$0.10	$0.20

Net loss attributable to common stockholders-basic and diluted	$(1.06)	$(0.67)	$(0.53)

10. Income Taxes

In accordance with SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Effective January 1, 2004, the Company relinquished its status as a REIT for federal income tax purposes and became a taxable corporation. As a REIT, the Company did not record income taxes or related deferred taxes for financial reporting purposes. As a result of the change in taxable status, a deferred tax benefit of approximately $1.4 million, net of a valuation allowance of $0.1 million, was recorded to establish the Company’s initial deferred tax asset resulting from the difference in basis of its assets and liabilities for financial reporting and income tax purposes. An additional valuation allowance of approximately $6.0 million was recorded in 2004 based on the Company’s review of its estimate of realization of deferred tax assets. The Company has not recognized any income tax benefit for 2004 related to its taxable loss since the Company is uncertain whether there will be sufficient taxable income in future periods to allow for the utilization of the net deferred tax assets. Accordingly, the Company has a full valuation allowance against its net deferred tax assets at December 31, 2004.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

The difference between total reported income taxes and expected income tax benefit computed by applying the federal statutory income tax rate of 34% for 2004 to loss before income taxes is reconciled as follows:

Computed income tax benefit at statutory rate	$(4,684,948)
Deferred tax benefit due to change in taxable status	(1,397,672)
Adjustments to record valuation allowance	6,092,286
Other	(9,666)

$—

The components of the Company’s deferred tax assets and liabilities at December 31, 2004 are as follows:

Deferred tax liabilities:
Property and equipment, principally due to differences in depreciation	$(31,070)

Total deferred tax liabilities	(31,070)

Deferred tax assets:
Costs of acquisition	2,920,224
Stock-based compensation	709,863
Net operating loss carry forwards	2,449,526
Allowance for doubtful accounts	43,743

Total deferred tax assets	6,123,356
Valuation allowance for deferred tax assets	(6,092,286)

Total deferred tax asset, net of valuation allowance	31,070

Net deferred tax asset	$—

Costs of acquisition include costs of acquisition related to professional fees to be deducted over fifteen years for tax purposes and lease termination costs to be deducted over the remaining terms of the Leases (8.5 years). At December 31, 2004, the Company has net operating loss carry forwards of approximately $6.0 million available for federal income tax purposes which begin to expire in 2019.

11. Additional Related Party Transactions with Kitchin Hospitality

Prior to the acquisition of Kitchin Hospitality, the Company paid Kitchin Hospitality a total of $4,358,294 and $12,497,560 for the construction of new Inns, Inn expansions, and renovations during 2003 and 2002, respectively. The Company shared employees and office space with Kitchin Hospitality under the Cost Reimbursement Agreement. Kitchin Hospitality charged the Company approximately $2,505,000, and $1,574,000 for its allocation of salary, office overhead, and other general and administrative costs in 2003 and 2002, respectively. The Company expensed approximately $1,824,000 and $1,399,000 of the allocated costs in 2003 and 2002, respectively. The remaining costs represented capitalized expenditures.

12. Other Commitments and Contingencies

The Company has operating leases, including office space leases, billboard leases and land leases for certain of its operating Inns and billboard locations. Effective January 2, 2004, the Company assumed the office space leases and billboard leases with third party companies from Kitchin Hospitality in connection with the Kitchin

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Hospitality acquisition. Billboard rent expense of approximately $2.0 million is included in advertising expense as a component of direct lodging expense in 2004. Land lease expense and office space rent expense of approximately $465,000, $245,000, and $246,000, in 2004, 2003 and 2002, respectively, are included in corporate general and administrative expense. Prior to 2004, billboard rent and office space rent were paid by Kitchin Hospitality under the Cost Reimbursement Agreement with the Company (see note 11).

The future minimum payments for operating leases are as follows:

2005	$1,887,050
2006	666,332
2007	528,460
2008	462,786
2009	448,352
Thereafter	3,428,054

Total	$7,421,034

The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse affect on the Company’s financial position or results of operations.

A shareholder lawsuit seeking class action status and derivative status for claims based on the acquisition of Kitchin Hospitality was settled on December 18, 2003 by agreement of the parties for certain non-monetary actions, which the Company agreed to take, and a payment to the plaintiff’s attorney for legal fees in an amount approved by the court, not to exceed $175,000. The Company was also required to pay costs of providing notice of the settlement to its shareholders. The Company incurred legal fees on its behalf and on behalf of its directors with whom it has indemnification agreements. The Company’s Directors and Officers Liability Insurance carrier has agreed to reimburse the Company for 50% of the costs of settling this case, not to exceed $100,000. The Company provided for the settlement and related legal costs, and recorded expense of $285,000 in 2003. The settlement was approved by the court in September 2004. The payment was made to the plaintiff’s attorney, and the reimbursement was received from the insurance carrier in October 2004.

The Company, Kitchin Hospitality and an employee were named as defendants in a case filed on January 20, 2004 in the Circuit Court of the First Judicial District of Hinds County, Mississippi by Jim and Barbara Doe, individually and as natural parents of Ann Doe, a minor. The plaintiffs are seeking $20 million actual and $5 million punitive damages for injuries sustained by Ann Doe as a result of an alleged sexual assault by two minor boys who were at the Jameson Inn in Pearl, Mississippi. The Company has denied any liability for any injuries sustained by Ann Doe or her parents based on the factual circumstances and applicable law. The Company will vigorously defend against this claim. The Company is fully insured for this claim and does not expect that this case will have any material adverse effect upon its financial condition.

13. Subsequent Events

On March 15, 2005, the Company completed a private offering of $26,250,000 trust preferred securities through Jameson Inns Financing Trust I, a Delaware statutory business trust sponsored by the Company. The trust used proceeds of the issuance, together with the proceeds of the purchase by us of $812,000 of the trust’s common securities to purchase $27,062,000 aggregate principal amount of our Junior Subordinated Notes. The

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

December 31, 2004, 2003 and 2002

Junior Subordinated Notes mature on March 30, 2035. The Company is using the proceeds from the Junior Subordinated Notes to retire current debt and for general corporate purposes. The Company is currently assessing the accounting treatment of this transaction in connection with FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.

The Company was in violation of several covenants related to certain mortgages aggregating approximately $12.7 million as of December 31, 2004. In March 2005, the Company received waivers from lenders for non-compliance as of December 31, 2004 and for all periods in the year ended December 31, 2004.

14. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for 2004 and 2003:

	2004 Quarters
	First (a)	Second	Third (b)	Fourth (c)
Lodging revenues	$18,798,349	$22,136,246	$22,941,786	$18,713,175
Income from operations	$1,893,385	$4,431,590	$5,256,675	$964,021
Discontinued operations	$(294,627)	$28,058	$(2,737,162)	$(4,773,448)
Net (loss) income	$(6,411,972)	$1,112,565	$(726,631)	$(7,753,222)
Net loss attributable to common stockholders	$(8,079,162)	$(554,604)	$(17,718,913)	$(7,753,212)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.60)	$(0.04)	$(0.40)	$(0.14)

	2003 Quarters
	First	Second	Third	Fourth
Lease revenues	$8,396,039	$9,951,260	$9,709,014	$8,382,599
Income from operations	$1,920,581	$3,762,701	$3,746,599	$2,457,128
Discontinued operations	$431,352	$427,942	$412,744	$(141,968)
Net (loss) income	$(615,230)	$1,404,083	$629,259	$(2,283,386)
Net loss attributable to common stockholders	$(2,282,420)	$(263,107)	$(1,037,931)	$(3,950,576)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.20)	$(0.02)	$(0.09)	$(0.35)

Reported amounts differ from amounts previously reported in Forms 10-Q due to reclassifications related to discontinued operations (see note 8).

(a)	The Company recorded an expense of approximately $9.0 million in termination costs in connection with the acquisition of Kitchin Hospitality (see note 3).
(b)	The Company recorded a charge of approximately $16.0 million to net income attributable to common stockholders in connection with redemption of the preferred stocks (see note 7).
(c)	The Company recorded an income tax valuation allowance of approximately $5.0 million based on its updated assessment of realizability on deferred tax assets given the Company’s performance in fourth quarter (see note 10).

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Jameson Inns, Inc.

December 31, 2004

Column A	Column B	Column C				Column D		Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses		Charged to Other Accounts - Describe		Deductions - Describe		Balance at End of Period
Year Ended December 31, 2004:
Deducted from assets accounts:
Allowance for doubtful accounts	$—	$175,949		$110,985	(B)	$177,058	(A)	$109,876
Valuation allowance for deferred tax assets	$—	$6,092,286	(C)	$—		$—		$6,092,286

(A)	Charge-offs/adjustments for uncollectible amounts, net
(B)	Amount represents allowance for doubtful accounts of Kitchin Hospitality at date of acquisition
(C)	Valuation allowance was recorded based the Company’s review of its estimate of realization of deferred tax assets in accordance with SFAS No. 109

ATTACHMENT B

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

Jameson Inns, Inc.

As of December 31, 2004

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings Equipment & Improvements	Land	Buildings Equipment & Improvements	Land	Buildings Equipment & Improvements	Total
All Inns, each less than 5% of total	$197,839,895	$41,450,441	$90,436,929	$16,172	$242,411,849	$41,466,613	$332,848,778	$374,315,391	$97,958,077	Various	Various	(d) (e) (f)

Jameson Inns, Inc.

Notes to Schedule III

	2004	2003	2002
(a) Reconciliation of real estate
Balance at beginning of year	$384,339,064	$386,544,162	$382,673,457
Net Improvements	6,917,117	4,147,285	12,541,184
Sale of Inns	(10,293,089)	(4,674,753)	(8,670,476)
Impairment of Inns	(6,647,701)	(1,677,630)	—

Balance at end of year	$374,315,391	$384,339,064	$386,544,162

(b) Reconciliation of accumulated depreciation
Balance at beginning of year	$87,222,874	$71,361,281	$54,325,854
Depreciation Expense	13,902,214	17,601,470	19,758,336
Sale of Inns	(3,167,011)	(1,372,247)	(2,722,281)
Impairment of Inns	—	(367,630)	—

Balance at end of year	$97,958,077	$87,222,874	$71,361,281

(c)	The aggregate cost of the land, buildings, and furniture, fixtures and equipment for federal income tax purposes was $275,543,923, $292,454,153 and $307,805,023 in 2004, 2003, and 2002 respectively.

(d)	Depreciation for 1992 and prior additions is computed based on the following useful lives:

Buildings	31.5	years
Land Improvements	15	years
Furniture, fixtures and equipment	5	years

(e)	Depreciation for 1993 and later additions is computed based on the following useful lives:

Buildings	39	years
Land Improvements	15	years
Furniture, fixtures and equipment	3-5	years
Billboards	10	years

(f)	The impairment of $6,597,701 relates to properties held for sale at December 31, 2004. The remaining $50,000 of impairment relates to one operating property and was calculated in accordance with the Company’s policy regarding impairment of long-lived assets.

EXHIBIT 31.2

ATTACHMENT C

CERTIFICATION

I, Craig R. Kitchin, certify that:

1.	I have reviewed this amendment no. 1 to the annual report on Form 10-/A of Jameson Inns, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

c.	disclosed in this annual report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:                             , 2005

Craig R. Kitchin
President and Chief Financial Officer